                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                For the month of March, April and May 2004


                            AETERNA LABORATORIES INC.
              -----------------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F            Form 40-F   X
                                  -----                 -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                              Yes                   No    X
                                  -----                 -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----

                                 DOCUMENTS INDEX


DOCUMENTS       DESCRIPTION
---------       -----------
--------------------------------------------------------------------------------------------------------
1.              Press release of March 22, 2004: AETERNA SUBSIDIARY ZENTARIS TO PRESENT
                AT STOCK DAY SPRING 2004 CONFERENCE IN GERMANY

2.              Press release of March 29, 2004: AETERNA ADOPTS SHAREHOLDER RIGHTS PLAN

3.              Press release of March 31, 2004: AETERNA SUBSIDIARY ZENTARIS REPORTS
                POSITIVE PRECLINICAL RESULTS FROM NOVEL PYRAZOLE COMPOUND

4.              Press release of April 2, 2004: AETERNA SUBSIDIARY ZENTARIS SIGNS NEW
                AGREEMENT WITH ARDANA BIOSCIENCE FOR LHRH ANTAGONIST TEVERELIX

5.              Press release of April 7, 2004: AETERNA SUBSIDIARY ZENTARIS TO PRESENT
                FINAL RESULTS FROM PHASE I TRIAL OF PERIFOSINE IN COMBINATION
                WITH RADIOTHERAPY AT 2004 AMERICAN SOCIETY OF CLINICAL ONCOLOGY
                (ASCO) ANNUAL MEETING

6.              Press release of April 21, 2004: AETERNA SUBSIDIARY ZENTARIS
                ANNOUNCES INITIATION OF DOSE RANGING STUDY FOR A NOVEL ORAL
                AGENT THAT STIMULATES GROWTH HORMONE SECRETION

7.              Press release of April 29, 2004: AETERNA/ZENTARIS AND SOLVAY REPORT
                HEADLINE POSITIVE DATA FROM SIX PHASE II TRIALS OF CETRORELIX IN THREE
                INDICATIONS: ENDOMETRIOSIS, UTERINE MYOMAS AND BENIGN PROSTATIC
                HYPERPLASIA

8.              Press release of May 4, 2004: AETERNA LABORATORIES REPORTS FIRST QUARTER
                2004 FINANCIAL AND OPERATING RESULTS

9.              Press release of May 11, 2004: AETERNA LABORATORIES TO HOLD
                INVESTOR AND ANALYST DAY ON MAY 17, 2004 IN NEW YORK CITY
--------------------------------------------------------------------------------------------------------


DOCUMENTS       DESCRIPTION
---------       -----------
--------------------------------------------------------------------------------------------------------
10.             Press release of May 17, 2004: AETERNA/ZENTARIS TO PRESENT
                DETAILED POSITIVE PHASE II DATA ON CETRORELIX AND NEW
                PRECLINICAL DATA ON PERIFOSINE DURING INVESTOR AND ANALYST DAY
                IN NEW YORK CITY

11.             Press release of May 17, 2004: AETERNA LABORATORIES ADDED TO
                NASDAQ BIOTECH INDEX

12.             Press release of May 19, 2004: AETERNA TO PRESENT AT UBS GLOBAL
                SPECIALTY PHARMACEUTICALS CONFERENCE MAY 24 AND ANNUAL
                SHAREHOLDER MEETING TO BE HELD MAY 26

13.             Press release of May 25, 2004: AETERNA/ZENTARIS TO PRESENT TODAY
                ADDITIONAL DETAILED POSITIVE PHASE II DATA ON CETRORELIX IN
                GYNECOLOGICAL INDICATIONS AT THE 18TH WORLD CONGRESS OF THE
                INTERNATIONAL FEDERATION OF FERTILITY SOCIETIES (IFFS)

14.             Press release of May 26, 2004: AETERNA LABORATORIES HOLDS 2004 ANNUAL
                SHAREHOLDER MEETING AND ANNOUNCES COMPANY NAME CHANGE TO AETERNA ZENTARIS
--------------------------------------------------------------------------------------------------------

                                 [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


                    AETERNA SUBSIDIARY ZENTARIS TO PRESENT AT
                   STOCK DAY SPRING 2004 CONFERENCE IN GERMANY

         Innovative drugs form the basis for renewed business expansion

QUEBEC CITY, QUEBEC, MARCH 22, 2004 - Professor Dr Juergen Engel, Chairman and Managing Director of Zentaris GmbH, a wholly-owned subsidiary of AEterna Laboratories Inc. (TSX: AEL; Nasdaq: AELA) and Executive Vice President, Global R&D, Chief Operating Officer at AEterna, will be presenting AEterna-Zentaris' extensive product pipeline at the Stock Day Spring 2004 Conference on Wednesday, March 24, 2004 at the Hilton Hotel in Frankfurt, Germany.

With regard to projects in clinical development, the Company with a focus on oncology and endocrinology is making a special note of Cetrorelix and Perifosine. Cetrorelix, for which a comprehensive licensing agreement with Solvay Pharmaceuticals exists, is currently in 7 phase II clinical trials for the indications of benign prostate enlargement (BPH), endometriosis and uterus myoma. With Perifosine, for which the U.S. company Keryx Biopharmaceutical has acquired the North American rights, Zentaris targets broad based applications in oncology. In the fight against cancer, Perifosine has gained a great deal of recognition among experts as the first oral AKT inhibitor. For both projects, comprehensive Phase II programs were advanced or, respectively, started in 2003. At the same time, Zentaris obtained very promising research results with early projects from its in-house drug discovery unit. The Company thus considers itself to be excellently positioned for the future as well.

Zentaris GmbH has once again significantly expanded its business in 2003. Based on a revenue growth of approximately 36 percent to close to E30 million
(C$49 million), the biopharma company achieved a profit before interest and taxes for the first time in its young history. Already in 2002, Zentaris was able to finance ongoing operations with its own funds. In 2003 the company continued this development in line with the progressing marketing of the research projects, again generating a positive cash flow from operations.

"The financial figures, which significantly improved once again, show that we are successfully advancing the innovative research and development projects of our well filled pipeline as part of the AEterna-group," says professor Dr. Juergen Engel, Chairman and Managing Director of Zentaris GmbH and Chief Operating Officer of AEterna Laboratories Inc. He adds: "Next to the integration of Zentaris into the AEterna-group, the extension of the agreement with Serono International S.A., Zentaris' partner for the marketing of our product Cetrotide(R), was of particular significance in fiscal year 2003. Cetrotide(R) is used in the area of in vitro fertilization. In addition, we saw the market introduction of Impavido(R), the first orally administered medication to fight the deadly tropical disease leishmaniasis."

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc. along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company with an extensive product portfolio, including two marketed products and 14 other product candidates under development in oncology, endocrinology and infectious diseases. Cetrorelix (Cetrotide(R)) is sold in the U.S., Europe and several other countries to the IN VITRO fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). Miltefosine (Impavido(R)) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Perifosine, the first orally-active AKT inhibitor, is in Phase II trials for multiple cancers. Several other clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partnerships. Furthermore, AEterna benefits from a discovery platform of 100,000 molecules, which is generating promising new compounds.

AEterna also owns 62% of its subsidiary Atrium Biotechnologies Inc. which develops and markets active ingredients and speciality fine chemicals in the health and personal care industry for the cosmetics, chemical, pharmaceutical and nutritional industries. Its international business network and portfolio of over 1,000 products sold to over 2,000 institutional customers and to over 36,000 physicians and other health care professionals, have generated significant growth in sales and earnings since the Company was founded in January 2000. In 2003, Atrium sales exceeded $120 million.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS:

MEDIA RELATIONS                                     INVESTOR RELATIONS

Paul Burroughs                                      Jacques Raymond
(418) 652-8525 ext. 406                             (418) 652-8525 ext. 360
paul.burroughs@aeterna.com                          Cell. : (514) 703-5654
--------------------------                          jacques.raymond@aeterna.com
                                                    ---------------------------

EUROPE
Dr. Mathias Pietras
+49(0) 69 42 602 3423
mathias.pietras@zentaris.de
---------------------------

                                 [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

                     AETERNA ADOPTS SHAREHOLDER RIGHTS PLAN


QUEBEC CITY, QUEBEC, MARCH 29, 2004 - AEterna Laboratories Inc. (TSX: AEL;
Nasdaq: AELA) announced today that its Board of Directors has adopted a shareholder rights plan (the "Rights Plan"), which takes effect immediately. The objectives of the Rights Plan are to provide adequate time for the Corporation's Board of Directors and shareholders to assess an unsolicited takeover bid for the Corporation, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, and to provide shareholders with an equal opportunity to participate in a takeover bid.

"This Rights Plan is similar to those adopted by other companies and approved by their shareholders. Furthermore, AEterna's management and directors believe that the Rights Plan preserves the fair treatment of all shareholders, is consistent with Canadian corporate practices and addresses institutional investor guidelines. AEterna is not adopting this Rights Plan in response to any specific proposal to acquire control of the Corporation, nor is it aware of any such intention," said Gilles Gagnon, President and Chief Executive Officer of AEterna.

While the Rights Plan takes effect immediately, it is subject to regulatory approval and to ratification by AEterna's shareholders at its annual general meeting on May 26, 2004. The Rights Plan will be in effect for three (3) years, with one renewal option, subject to shareholder approval. The rights issued to the shareholders under the Rights Plan will be exercisable only when a person or entity, including any related party(ies), acquires or announces its intention to acquire more than twenty (20) percent of the outstanding subordinate voting shares of AEterna (as such shares may be redesignated or reclassified) without complying with the "permitted bid" provisions of the Rights Plan or without approval of AEterna's Board of Directors. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition together with its related party(ies), to purchase subordinate voting shares of AEterna at a fifty (50) percent discount to the market price of AEterna's shares at the time.

Under the Rights Plan, a permitted bid is one made to all shareholders that is open for acceptance for not less than sixty (60) days. If at the end of such sixty (60)-day period more than fifty (50) percent of the outstanding subordinate voting shares of AEterna, other than those owned by the person or entity pursuing the acquisition together with its related party(ies), have been tendered, the person or entity pursuing the acquisition may take up and pay for the shares but must extend the bid for a further ten (10) days to allow other shareholders to tender. Under the permitted bid mechanism, shareholders will have more time to consider the bid and any other options that may be available before deciding whether or not to tender their shares to the bid. The Board of Directors will also have time to consider and pursue alternatives and to make recommendations to shareholders.

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc. along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company with an extensive product portfolio, including two marketed products and 14 other product candidates under development in oncology, endocrinology and infectious diseases. Cetrorelix (Cetrotide(R)) is sold in the U.S., Europe and several other countries to the IN VITRO fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). Miltefosine (Impavido(R)) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Perifosine, the first orally-active AKT inhibitor, is in Phase II trials for multiple cancers. Several other clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partnerships. Furthermore, AEterna benefits from a discovery platform of 100,000 molecules, which is generating promising new compounds.

AEterna also owns 62% of its subsidiary Atrium Biotechnologies Inc. which develops and markets active ingredients and speciality fine chemicals in the health and personal care industry for the cosmetics, chemical, pharmaceutical and nutritional industries. Its international business network and portfolio of over 1,000 products sold to over 2,000 institutional customers and to over 36,000 physicians and other health care professionals, have generated significant growth in sales and earnings since the Company was founded in January 2000. In 2003, Atrium sales exceeded $120 million.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-

CONTACTS:

AETERNA LABORATORIES                        U.S. INVESTOR RELATIONS
MEDIA RELATIONS                             Lippert/Heilshorn & Associates
Paul Burroughs                              Kim Golodetz
(418) 652-8525 ext. 406                     (212) 838-3777
paul.burroughs@aeterna.com                  kgolodetz@lahai.com

INVESTOR RELATIONS                          Bruce Voss
Jacques Raymond                             (310) 691-7100
(418) 652-8525 ext. 360                     bvoss@lhai.com
Cell. : (514) 703-5654
jacques.raymond@aeterna.com

                                 [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           For immediate release

      AETERNA SUBSIDIARY ZENTARIS REPORTS POSITIVE PRECLINICAL RESULTS FROM
                            NOVEL PYRAZOLE COMPOUND

                   Results indicate ZEN-014 as a new candidate
                 for the development of a potent anticancer drug


ORLANDO, FLORIDA (UNITED STATES), MARCH 31, 2004 - AEterna Laboratories Inc. (TSX: AEL; Nasdaq: AELA) and its subsidiary Zentaris GmbH report that positive preclinical results of their novel tubulin-inhibitor ZEN-014 were presented earlier today at the American Association for Cancer Research (AACR) meeting in Orlando, Florida.

ZEN-014 is a novel pyrazole derivative that was discovered by Zentaris. It represents a new class of small molecule tubulin binders with antiangiogenic properties which are assumed to be novel highly potent anticancer drugs with blockbuster potential.

ZEN-014 inhibits tubulin polymerization with an IC50 of 1.3 uM. The treatment with non-toxic concentrations (10 nM) of ZEN-014 inhibits endothelial cell sprouting and vessel formation. Cancer cells (KB/HeLa) were arrested completely in the G2M phase of mitosis at nanomolar concentrations (IC50: 34 nM) and subsequently underwent apoptosis. Several apoptotic parameters as cell membrane alterations, increase of caspase 3 and 7 activity, DNA fragmentation and inactivation of the Bcl-2 protein are detectable in U937 cancer cells after treatment with nanomolar concentrations of ZEN-014.

The compound shows an excellent antitumor activity profile in a broad panel of tumor cell lines (average IC50 of 40 nM) including paclitaxel and vincristine resistant cells. ZEN-014 exhibits promising in vivo activity in a renal cell carcinoma model at a dose of 50 mg/kg after oral application.

"These excellent results again show the capability of our own drug discovery unit which is the core for the continuous supply of new development candidates and essential for the growth of our Company", said Prof. Dr. Jurgen Engel, Executive Vice President, Global R&D and Chief Operating Officer at AEterna, Chairman and Managing Director of Zentaris GmbH.

Based on these excellent IN VITRO and IN VIVO activities, ZEN-014 is a promising new candidate for further preclinical development. ZEN-014 combines antiproliferative activity at nanomolar concentrations with strong inhibition of angiogenesis.

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc. along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company with an extensive product portfolio, including two marketed products and several other product candidates under development in oncology, endocrinology and infectious diseases. Cetrotide(R) (Cetrorelix) is sold in the U.S., Europe and several other countries to the IN VITRO fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). Impavido(R) (Miltefosine) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Perifosine, the first orally-active AKT inhibitor, is in Phase II trials for multiple cancers. Several other clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partnerships. Furthermore, AEterna benefits from a discovery platform of 100,000 molecules, which is generating promising new compounds.

In addition, AEterna owns 62% of Atrium Biotechnologies Inc., which develops and markets active ingredients and specialty chemicals in the health and personal care industry for the cosmetics, pharmaceutical, chemical and nutritional sectors. In 2003, Atrium sales exceeded $120 million.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


CONTACTS:

AETERNA LABORATORIES
MEDIA RELATIONS                                     INVESTOR RELATIONS
Paul Burroughs                                      Jacques Raymond
(418) 652-8525 ext. 406                             (418) 652-8525 ext. 360
(418) 573-8982 cell.                                (514) 703-5654 cell.
paul.burroughs@aeterna.com                          jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS                             EUROPE
Lippert/Heilshorn & Associates                      Zentaris GmbH
Kim Golodetz                                        Dr. Mathias Pietras
(212) 838-3777                                      phone: + 49 69 42 602 3423
kgolodetz@lhai.com                                  fax: + 49 69 42 602 3444
Bruce Voss                                          mathias.pietras@zentaris.de
(310) 691-7100                                      www.zentaris.com
bvoss@lhai.com

                                 [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

              AETERNA SUBSIDIARY ZENTARIS SIGNS NEW AGREEMENT WITH
                 ARDANA BIOSCIENCE FOR LHRH ANTAGONIST TEVERELIX


QUEBEC CITY, QUEBEC, APRIL 2, 2004 - AEterna Laboratories Inc. (TSX: AEL ;
NASDAQ: AELA) announced that its wholly owned subsidiary Zentaris GmbH and Ardana Bioscience, a specialty pharmaceutical company, from Edinburgh, Scotland, have signed a new agreement for the LHRH antagonist Teverelix. Ardana acquired full global rights and is assigned the intellectual property relating to Teverelix and the underlying microcrystalline suspension technology. In return, Zentaris receives a substantial payment at signature, fixed annual guaranteed payments until 2006, as well as potential future income on sales of Teverelix.

 As part of the agreement, Zentaris will provide certain development services and supply clinical samples to Ardana. Teverelix Phase I clinical trial evaluating a sustained release formulation for use in prostate cancer is nearing conclusion.

"We are delighted with the restructuring of the existing Teverelix collaboration in place with our Scottish partner", says Professor Dr. Juergen Engel, Chairman and Managing Director of Zentaris GmbH and Chief Operating Officer of AEterna. "It emphasises the commitment of Ardana towards a successful development of Teverelix. At the same time it allows for Zentaris to generate double-digit million Euro risk-free income in the short and mid-term, while also potentially profiting from a successful commercialisation of the product."

Dr Maureen Lindsay, Ardana Chief Operating Officer said, "We are delighted to have secured all global rights to Teverelix, such that we can reap the full benefits of its development and commercialization. Our strategy is to focus on drugs prescribed by specialist clinicians, a market we can service effectively with our planned specialist sales force. Teverelix fits neatly into this strategy and is central to our burgeoning research and development portfolio, which is on track to provide products that address five different indications in Phase III clinical trials by the end of 2005."

Mr. Gilles Gagnon, President and Chief Executive Officer of AEterna Laboratories Inc. added, "Ardana continues to be an important partner beyond Teverelix, also holding the worldwide rights to our Growth Hormone Secretagogue (GHS), another project from our promising pipeline. This significant transaction is a key step in the building of our strategic portfolio."

ABOUT ARDANA BIOSCIENCE

Ardana Bioscience is a specialty pharmaceutical company focused on reproductive health. It aims to become a leading source of clinical and commercial innovation in the $20 billion human reproductive health market, which is growing at 9% per annum. In addition to the androgen replacement therapy which will be launched in the UK in 2004, Ardana has a rich development portfolio including Chronodyne(R) (terbutaline) for endometriosis-related infertility (being developed in collaboration with Columbia Laboratories (NASDAQ: CBRX) and LHRH analogs Teverelix and 'Leuprorelin' for a wide variety of reproductive indications. Ardana's therapeutic interests encompass androgen replacement, infertility, sexual dysfunction and obstetrics.

Since its inception, Ardana has raised (pound)34.5 million in three funding rounds. Ardana investors include Merlin Biosciences Limited, MVM Limited (MVM), Techno Venture Management (TVM), ABN-AMRO Participates, 3i Group plc, ISIS Equity Partners plc, Scottish Widows Investment Partnership Ltd, Mitsubishi Corporation and Green Highlander, LLC. The company was created in July 2000 to commercialise research by the Medical Research Council (MRC)'s Human Reproductive Sciences Unit (HRSU) in Edinburgh, Scotland, which has been at the forefront of this area of research for the last 30 years. The MRC employs nearly 100 staff at the Unit, which currently receives total annual funding of (pound)3.8 million.

For more information on Ardana, consult www.ardana.co.uk

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc. along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company with an extensive product portfolio, including two marketed products and 14 other product candidates under development in oncology, endocrinology and infectious diseases. Cetrorelix (Cetrotide(R)) is sold in the U.S., Europe and several other countries to the IN VITRO fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). Miltefosine (Impavido(R)) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Perifosine, the first orally-active AKT inhibitor, is in Phase II trials for multiple cancers. Several other clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partnerships. Furthermore, AEterna benefits from a discovery platform of 100,000 molecules, which is generating promising new compounds.

AEterna also owns 62% of its subsidiary Atrium Biotechnologies Inc. which develops and markets active ingredients and speciality fine chemicals in the health and personal care industry for the cosmetics, chemical, pharmaceutical and nutritional industries. Its international business network and portfolio of over 1,000 products sold to over 2,000 institutional customers and to over 36,000 physicians and other health care professionals, have generated significant growth in sales and earnings since the Company was founded in January 2000. In 2003, Atrium sales exceeded $120 million.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com.
                                 ---------------

FORWARD-LOOKING STATEMENTS


This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

CONTACTS:


AETERNA LABORATORIES
MEDIA RELATIONS                                     INVESTOR RELATIONS
Paul Burroughs                                      Jacques Raymond
(418) 652-8525 ext. 406                             (418) 652-8525 ext. 360
(418) 573-8982 cell.                                (514) 703-5654 cell.
paul.burroughs@aeterna.com                          jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS                             EUROPE
Lippert/Heilshorn & Associates                      Zentaris GmbH
Kim Golodetz                                        Dr. Mathias Pietras
(212) 838-3777                                      phone: + 49 69 42 602 3423
kgolodetz@lhai.com                                  fax: + 49 69 42 602 3444
Bruce Voss                                          mathias.pietras@zentaris.de
(310) 691-7100                                      www.zentaris.com
bvoss@lhai.com

                                 [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


     AETERNA SUBSIDIARY ZENTARIS TO PRESENT FINAL RESULTS FROM PHASE I TRIAL
         OF PERIFOSINE IN COMBINATION WITH RADIOTHERAPY AT 2004 AMERICAN
               SOCIETY OF CLINICAL ONCOLOGY (ASCO) ANNUAL MEETING


QUEBEC CITY, QUEBEC, APRIL 7, 2004 - AEterna Laboratories Inc. (TSX: AEL;
Nasdaq: AELA) along with its wholly-owned subsidiary Zentaris GmbH, announced today that results of the recently completed Phase I trial evaluating Perifosine, the Company's novel, first-in-class, oral AKT inhibitor in combination with radiotherapy in patients with unresectable locally advanced tumors will be presented at the upcoming American Society of Clinical Oncology
(ASCO) Annual Meeting. The meeting will take place in New Orleans, LA, June 5 through 8, 2004. The lead investigator for the trial, Dr. Marcel Verheij, from the Department of Radiation of the Netherlands Cancer Institute of Amsterdam, will present the results.

The Phase I results to be presented at ASCO will form the basis for a Phase II trial evaluating Perifosine in combination with radiotherapy in patients selected for specific tumor types. Zentaris plans to evaluate Perifosine in combination with radiotherapy as a treatment for multiple types of cancer through the ongoing collaboration with the Netherlands Cancer Institute of Amsterdam.

The ongoing clinical development of Perifosine in North America includes nine Phase II trials in six cancer types that are being conducted through collaboration between Zentaris GmbH, Keryx Biopharmaceuticals Inc. (Nasdaq:
KERX) and the United States National Cancer Institute (NCI). AEterna, through Zentaris GmbH, holds ex-North America rights to Perifosine. To date, five Phase I trials have been conducted on Perifosine, including the trial to be highlighted at ASCO. In the four preceding trials, use of Perifosine as a single agent in a total of 94 patients provided initial, encouraging evidence of anti-tumor activity. Namely, investigators observed two partial responses (>50% reduction) in patients with sarcoma and sixteen stable disease in patients with breast, prostate, pancreatic and other forms of cancer.

Initial data from the Phase I trial undertaken by Dr. Verheij to evaluate the safety and tolerability, as well as to determine the maximum tolerated dose of Perifosine in the combination therapy regimen were reported in 2003 at the Second International Conference on Translational Research and Preclinical Strategies in Radiation Oncology (Lugano, Switzerland). Initial data in 7 patients with non-small cell lung cancer (NSCLC) and bladder cancer, who received Perifosine doses ranging from 50 to 100 mg/day concurrently with standard doses of radiotherapy, demonstrated acceptable tolerability. In addition, the combination regimen was not associated with bone marrow toxicity, an often treatment-limiting side effect associated with many cancer therapies currently on the market. The trial was continued with the goal to define the highest dose of Perifosine that is well tolerated in the combination regimen.

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc. along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company with an extensive product portfolio, including two marketed products and 14 other product candidates under development in oncology, endocrinology and infectious diseases. Cetrorelix (Cetrotide(R)) is sold in the U.S., Europe and several other countries to the IN VITRO fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). Miltefosine (Impavido(R)) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Perifosine, the first orally-active AKT inhibitor, is in Phase II trials for multiple cancers. Several other clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partnerships. Furthermore, AEterna benefits from a discovery platform of 100,000 molecules, which is generating promising new compounds.

AEterna also owns 62% of its subsidiary Atrium Biotechnologies Inc. which develops and markets active ingredients and speciality fine chemicals in the health and personal care industry for the cosmetics, chemical, pharmaceutical and nutritional industries. Its international business network and portfolio of over 1,000 products sold to over 2,000 institutional customers and to over 36,000 physicians and other health care professionals, have generated significant growth in sales and earnings since the Company was founded in January 2000. In 2003, Atrium sales exceeded $120 million.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-
CONTACTS:

AETERNA LABORATORIES
MEDIA RELATIONS                                     INVESTOR RELATIONS
Paul Burroughs                                      Jacques Raymond
(418) 652-8525 ext. 406                             (418) 652-8525 ext. 360
(418) 573-8982 cell.                                (514) 703-5654 cell.
paul.burroughs@aeterna.com                          jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS                             EUROPE
Lippert/Heilshorn & Associates                      Zentaris GmbH
Kim Golodetz                                        Matthias Seeber
(212) 838-3777                                      phone: + 49 69 42 602 3425
kgolodetz@lhai.com                                  fax: + 49 69 42 602 3444
                                                    matthias.seeber@zentaris.de

                                 [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

            AETERNA SUBSIDIARY ZENTARIS ANNOUNCES INITIATION OF DOSE
          RANGING STUDY FOR A NOVEL ORAL AGENT THAT STIMULATES GROWTH
                               HORMONE SECRETION

QUEBEC CITY, CANADA, APRIL 21, 2004 - AEterna Laboratories Inc. (TSX: AEL;
NASDAQ: AELA), along with its wholly-owned subsidiary Zentaris GmbH, announced today the initiation of a dose ranging study for its EP-1572 Growth Hormone Secretagogue (GHS), a novel, orally-available peptidomimetic agent which can directly stimulate growth hormone secretion from the pituitary gland. The study will evaluate the safety and pharmacokinetics/pharmacodynamics of the compound administered by oral route and its initiation triggers an undisclosed milestone payment to AEterna from its development partner Ardana Bioscience. Potential indications for EP-1572 include treatment of growth hormone deficiency disorders in adults and children (short stature), frailty of the elderly, as well as metabolic complications associated with critical illnesses, such as AIDS-associated cachexia, cancer, and trauma.

"We believe there is a critical need for effective oral therapies addressing disorders associated with reduced secretion of growth hormone and are very encouraged by EP-1572's potential in this respect as demonstrated by studies to date. Productive partnerships are an important component of a successful commercialization strategy, and the initiation of these studies signifies yet another achievement in our ongoing collaboration with Ardana Bioscience," said Prof. Jurgen Engel, Chairman & Managing Director of Zentaris GmbH, Executive Vice President R&D and Chief Operating Officer at AEterna.

"We are very excited to advance this promising compound into dose ranging studies as we believe it has the potential to represent a major new advance in the treatment of growth hormone deficiency disorders," commented Dr Maureen Lindsay, Ardana Chief Operating Officer. "Ardana has a rich and broad development portfolio comprising products near launch, in clinical development and preclinical evaluation. We look forward to the results of this study before the end of 2004."

ABOUT EP-1572 GROWTH HORMONE SECRETAGOGUE (GSH)

EP-1572 is a novel, orally-available peptidomimetic agent which can directly stimulate growth hormone secretion (growth hormone secretagogue) from the pituitary gland through binding to GHS receptors without the involvement of growth hormone release hormone (GHRH) or somatostatin. It is also one of the first compounds of this class to enter clinical development. Growth hormone plays a critical role in stimulating body growth and development, including development of bone structure and muscle mass, as well as controls protein synthesis and fat breakdown, leading to increased lean body mass.

Potential indications for EP-1572 include treatment of growth hormone deficiency disorders in adults and children (short stature), frailty of the elderly, as well as metabolic complications associated with critical illnesses, such as AIDS-associated cachexia, cancer, and trauma. The current standard of therapy for most of these disorders is hormone replacement therapy through sometimes daily administration of growth hormone which, unlike EP-1572, cannot be taken orally and has to be injected. Furthermore, whereas current therapy relies on administration of growth hormone produced through recombinant DNA technology, EP-1572 administration has the potential to induce pulsed production of natural growth hormone. Potential sales of effective, orally-administered compounds addressing growth hormone deficiency-associated disorders in all age groups, including frailty of the elderly (worldwide prevalence estimated at 43.5 million people by 2012), currently underserved by existing therapies can have blockbuster (several billion Euros) potential.

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc., along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company with an extensive product portfolio, including two marketed products and 14 other product candidates under development in oncology, endocrinology and infectious diseases. Cetrorelix (Cetrotide(R)) is sold in the U.S., Europe and several other countries to the in vitro fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). Miltefosine (Impavido(R)) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Perifosine, the first orally-active AKT inhibitor, is in Phase II trials for multiple cancers. Several other clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partnerships. Furthermore, AEterna benefits from a discovery platform of 100,000 molecules, which is generating promising new compounds.

AEterna also owns 62% of its subsidiary Atrium Biotechnologies Inc. which develops and markets active ingredients and speciality fine chemicals in the health and personal care industry for the cosmetics, chemical, pharmaceutical and nutritional industries. Its international business network and portfolio of over 1,000 products sold to over 2,000 institutional customers and to over 36,000 physicians and other health care professionals, have generated significant growth in sales and earnings since the Company was founded in January 2000. In 2003, Atrium sales exceeded $120 million.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

ABOUT ARDANA BIOSCIENCE

Ardana Bioscience is a specialty pharmaceutical company focused on reproductive health. It aims to become a leading source of clinical and commercial innovation in the $20 billion human reproductive health market, which is growing at 9% per annum. In addition to the androgen replacement therapy which will be launched in the UK in 2004, Ardana has a rich development portfolio including Chronodyne(R) (terbutaline) for endometriosis-related infertility (being developed in collaboration with Columbia Laboratories (NASDAQ CBRX) and GnRH analogs `Teverelix' and `Leuprorelin' for a wide variety of reproductive indications. Ardana's therapeutic interests encompass androgen replacement, infertility, sexual dysfunction and obstetrics. www.ardana.co.uk

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS:

AETERNA LABORATORIES
MEDIA RELATIONS                                     INVESTOR RELATIONS
Paul Burroughs                                      Jacques Raymond
(418) 652-8525 ext. 406                             (418) 652-8525 ext. 360
(418) 573-8982 cell.                                (514) 703-5654 cell.
paul.burroughs@aeterna.com                          jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS                             EUROPE
Lippert/Heilshorn & Associates                      Zentaris GmbH
Kim Golodetz                                        Dr. Mathias Pietras
(212) 838-3777                                      phone: + 49 69 42 602 3423
kgolodetz@lhai.com                                  mathias.pietras@zentaris.de

                                 [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


            AETERNA/ZENTARIS AND SOLVAY REPORT HEADLINE POSITIVE DATA
          FROM SIX PHASE II TRIALS OF CETRORELIX IN THREE INDICATIONS:
                       ENDOMETRIOSIS, UTERINE MYOMAS AND
                          BENIGN PROSTATIC HYPERPLASIA


    Clinical Phase II data in endometriosis and in pre-surgical treatment of uterine myomas to be presented at the 18th World Congress of the International Federation of Fertility Societies (IFFS) on May 23-28, 2004


ALL AMOUNTS ARE IN CANADIAN DOLLARS, UNLESS INDICATED OTHERWISE

QUEBEC CITY, CANADA, APRIL 29, 2004 - AEterna Laboratories Inc. (TSX: AEL;
NASDAQ: AELA), along with its wholly-owned subsidiary Zentaris GmbH, today announced statistically significant positive results from a recently completed Phase II clinical program designed to evaluate cetrorelix, a luteinizing hormone releasing hormone (LHRH) antagonist, in three different indications: endometriosis, pre-surgical treatment of uterine myomas and benign prostatic hyperplasia (BPH), that can benefit from a targeted and controlled decrease in sex hormones, including estrogen and testosterone. The positive results of six Phase II trials, which also demonstrated good tolerability in all indications, will form the basis for further development of cetrorelix in different indications through collaboration with Solvay Pharmaceuticals, the Company's worldwide (ex-Japan) exclusive development and marketing partner for cetrorelix for the above indications.

Detailed Phase II data with new depot formulation of cetrorelix in endometriosis and in pre-surgical treatment of uterine myomas will be presented during the 18th World Congress of the International Federation of Fertility Societies
(IFFS), which will be held in Montreal, Canada, on May 23-28, 2004.

"The striking results we have seen with cetrorelix in these trials, particularly in endometriosis, deliver on the promise of LHRH antagonists and are the culmination of many years of research and development efforts which originated from Dr. Schally's Nobel-Prize winning research into LHRH and its antagonists," said Prof. Jurgen Engel, Chairman & Managing Director of Zentaris GmbH, Executive Vice President R&D and Chief Operating Officer at AEterna. "Unlike other LHRH antagonists currently on the market or in clinical development, cetrorelix has a unique profile, avoiding total reduction (castration) of the different hormone levels. In addition, modulation of the epidermal growth factor receptor (EGFr) levels by cetrorelix has been shown in myoma cells, an effect that could be broadly applicable outside the cancer area."

"We are very excited about these positive Phase II results and are preparing a development plan in the different indications to expedite the registration of cetrorelix. We are especially enthusiastic about endometriosis for which no good treatment is currently available," stated Dr. Werner Cautreels, Solvay Pharmaceuticals' Global Head of R&D.

According to Gilles Gagnon, President and Chief Executive Officer at AEterna, "cetrorelix, together with perifosine, form the cornerstone of our pipeline and, as such, we are very excited about the prospect of seeing cetrorelix enter pivotal trials in major markets. We look forward to further leveraging the depth and breadth of the product pipeline that we obtained through the acquisition of Zentaris to continue to deliver benefits to patients and value to our shareholders."

ENDOMETRIOSIS

The placebo-controlled study demonstrated that cetrorelix use was associated with a rapid and durable therapeutic response, namely improvement of endometriosis-related symptoms, such as pelvic pain, extending up to several months following only two intramuscular injections of cetrorelix with a one month interval.

The Company believes that the clinical data indicate that cetrorelix, unlike currently used treatments for endometriosis such as LHRH agonists, is suitable for long-term use as an intermittent treatment for endometriosis.

Endometriosis is the growth of the endometrium, or the inside lining of the uterus, outside of the uterus and is dependent upon the level of estrogen. Endometriosis affects approximately 10% to 20% of women of child-bearing age, and there is still a high medical need for new treatments. The total market size in 2003 was estimated to be around US$800 million.

UTERINE MYOMAS

Placebo-controlled trials have demonstrated that subcutaneous administrations of cetrorelix lead to the reduction of myoma/uterine volume within one month only.

Uterine myoma is a benign tumor of the uterus which is composed of muscle tissue. The growth of uterine myomas depends on the level of estrogen. Approximately 15% of all women of child-bearing age have uterine myomas. It is estimated that more than US$150 million are spent annually on drug treatment.

BENIGN PROSTATIC HYPERPLASIA (BPH)

Two placebo-controlled Phase II trials were conducted in BPH. As early as one month following initiation of therapy, data from both trials demonstrated a dose-dependent improvement of clinical symptoms, including IPSS (International Prostate Symptom Score) and maximum uroflow in the cetrorelix treatment group, in comparison with the placebo group, and the positive effect lasted three months without additional administration of cetrorelix. Furthermore, the use of cetrorelix was associated with a slight reduction of prostate size and did not have an adverse influence on sexual activity or libido.

Benign prostate hyperplasia is characterized by an abnormal, but not malignant, testosterone-mediated growth of prostate tissue. BPH is estimated to affect approximately 33 million men over 60 years of age. In 2004, the amount spent on drug treatment is expected to be around US$1.8 billion.

ABOUT SOLVAY PHARMACEUTICALS

Solvay Pharmaceuticals is a member of the Solvay group of pharmaceutical and chemical companies. Operating globally with corporate offices in Europe, the U.S. and Japan, and sales and marketing companies in more than 45 countries, Solvay Pharmaceuticals employs 7,500 people worldwide. It has research and development activities concentrated onto carefully selected clinical targets in the fields of psychiatry, gastroenterology, cardiology and gynaecology. The Solvay Group employs more than 30,000 people in three sectors of activity: pharmaceuticals, chemicals and plastics. For further information on Solvay, please visit the websites www.solvay.com or www.solvaypharmaceuticals.com.
                          --------------    -----------------------------

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc., along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company with an extensive product portfolio, including two marketed products and 14 other product candidates under development in oncology, endocrinology and infectious diseases. Cetrorelix (Cetrotide(R)) is sold in the U.S., Europe and several other countries to the in vitro fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). Miltefosine (Impavido(R)) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Perifosine, the first orally-active AKT inhibitor, is in Phase II trials for multiple cancers. Several other clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partnerships. Furthermore, AEterna benefits from a discovery platform of 100,000 molecules, which is generating promising new compounds.

AEterna also owns 62% of its subsidiary Atrium Biotechnologies Inc. which develops and markets active ingredients and speciality fine chemicals in the health and personal care industry for the cosmetics, chemical, pharmaceutical and nutritional industries. Its international business network and portfolio of over 1,000 products sold to over 2,000 institutional customers and to over 36,000 physicians and other health care professionals, have generated significant growth in sales and earnings since the Company was founded in January 2000. In 2003, Atrium sales exceeded $120 million.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

CONTACTS:

AETERNA LABORATORIES
MEDIA RELATIONS                                     INVESTOR RELATIONS
Paul Burroughs                                      Jacques Raymond
(418) 652-8525 ext. 406                             (418) 652-8525 ext. 360
(418) 573-8982 cell.                                (514) 703-5654 cell.
paul.burroughs@aeterna.com                          jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS                             EUROPE
Lippert/Heilshorn & Associates                      Zentaris GmbH
Kim Golodetz                                        Mathias Pietras
(212) 838-3777                                      phone: + 49 69 42 602 3423
kgolodetz@lhai.com                                  mathias.pietras@zentaris.de

                                 [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE



 AETERNA LABORATORIES REPORTS FIRST QUARTER 2004 FINANCIAL AND OPERATING RESULTS

O   AETERNA CONSOLIDATED RESULTS
    -  REVENUES INCREASED 43% TO $58.4 MILLION
    -  OPERATING INCOME OF $1.6 MILLION
    -  NET LOSS PER SHARE REDUCED BY HALF TO $0.06 PER SHARE

O SUBSIDIARY ATRIUM SALES INCREASED 62% TO $45.8 MILLION AND NET EARNINGS INCREASED 119% TO $3.6 MILLION

ALL AMOUNTS ARE IN CANADIAN DOLLARS

QUEBEC CITY, CANADA, MAY 4, 2004 - AEterna Laboratories Inc. (TSX: AEL; Nasdaq:
AELA) today reported financial results for the first quarter ended March 31, 2004. Revenues for the first quarter 2004 were $58.4 million, an increase of 43% compared with $40.8 million for the same period in 2003. R&D expenses net of tax credits and grants decreased from $10.9 million in the first quarter of 2003 to $8.0 million in the first quarter of 2004, reflecting the realignment of the clinical development program initiated in December 2003, including the refocusing of the pipeline on perifosine and cetrorelix.

Operating income was $1.6 million for the first quarter of 2004, compared with an operating loss of $1.3 million for the same period in 2003, primarily reflecting strong revenue growth of 62% from the majority-owned subsidiary Atrium. The net loss for the first quarter 2004 was $2.6 million, or $0.06 per share, a decrease of nearly 50% compared with a net loss of $4.9 million or $0.12 a share for the same period in 2003.

Commenting on the Company's first quarter results, Gilles Gagnon, AEterna's President and Chief Executive Officer, said, "We are very pleased by the financial results and strategic achievements we've had in the first quarter of 2004. The significant increase in revenues was driven by strong performances from all our sectors of activity. On the strategic front, we continued to advance and expand our rich product portfolio. We entered into development and marketing alliances with Roche for Impavido(R) and with Solvay Pharmaceuticals for our orally-available LHRH antagonist peptidomimetic. We also had an exciting development last week, with the announcement of positive results from six Phase II trials on cetrorelix in three indications: uterus myoma, endometriosis and benign prostatic hyperplasia. Our partner Solvay Pharmaceuticals is already planning for initiation of registration studies on cetrorelix. We believe these accomplishments continue to reflect the breadth and depth of our pipeline as well as the value of our international network of current and potential partners, which are two key components of our long-term growth strategy."

Dennis Turpin, AEterna's Vice President and CFO, added, "The Company's financial position remains solid, with over $52 million in cash and short-term investments, combined with the continued strong financial performance of both Atrium and Zentaris."

ATRIUM CONSOLIDATED FIRST QUARTER RESULTS

First quarter 2004 revenues for Atrium, AEterna's majority-owned subsidiary, were $45.8 million, an increase of 62% compared with $28.3 million in revenues for the comparable period in 2003. Operating income was $6.1 million during the quarter, compared with $3.5 million for the same period in 2003, representing a 72% increase. Net earnings increased 119% to $3.6 million, compared with $1.6 million for the same period in 2003. The increase reflects the combination of internal growth as well as growth driven by acquisition of Chimiray/Interchemical and Pure Encapsulations Inc., completed in August 2003 and March 2004, respectively.

FIRST QUARTER AND YEAR-TO-DATE 2004 HIGHLIGHTS

     o ATRIUM ACQUISITION OF PURE ENCAPSULATIONS INC. - Atrium acquired Pure Encapsulations Inc., a US-based company specializing in the development, manufacturing and marketing of nutritional supplements to a network of some 36,000 physicians and other healthcare professionals, for $50 million. Pure Encapsulations Inc. had 2003 revenue of nearly $25 million.

     o PARTNERSHIP WITH ROCHE FOR IMPAVIDO(R) - Agreement for the marketing, in Brazil, of Impavido(R) (miltefosine), the first oral treatment for leishmaniasis, a parasitic disease prevalent in tropical countries that affects over 12 million people worldwide.

     o PARTNERSHIP WITH SOLVAY FOR ORAL LHRH ANTAGONIST - Agreement for the development of a novel, orally-bioavailable luteinizing hormone-releasing hormone (LHRH) antagonist peptidomimetic for non-malignant indications, including endometriosis, uterine myoma and benign prostate hyperplasia (HPB), as well as breast and prostate cancer. Upon signing, AEterna received a $5 million payment from Solvay.

     o POSITIVE RESULTS FOR ZEN-014 - Disclosure of positive preclinical results with ZEN-014, a novel tubulin inhibitor, at the annual American Association for Cancer Research (AACR). ZEN-014 represents a new class of antiangiogenic compounds that may have significant potential as potent anticancer agents.

     o INITIATION OF DOSE RANGING STUDY WITH ARDANA FOR EP-1572 - Initiation of a dose ranging study for this novel, orally-available peptidomimetic agent which could be used, among different indications, for the treatment of growth hormone deficiency disorders. AEterna received an undisclosed milestone payment from its development partner, Ardana Bioscience.

     o EXPANDED PARTNERSHIP WITH ARDANA FOR TEVERELIX - Ardana acquired full global rights and was assigned the intellectual property relating to teverelix and the underlying microcrystalline suspension technology. In return, Zentaris received a substantial payment at signature, fixed annual guaranteed payments until 2006, as well as potential future income on sales of teverelix.

     o POSITIVE PHASE II RESULTS FOR CETRORELIX - Announcement of positive results with cetrorelix (LHRH antagonist) in six Phase II trials in endometriosis, pre-surgical treatment of uterine myomas and benign prostatic hyperplasia (BPH). Solvay plans to initiate pivotal program with cetrotrelix.

CONFERENCE CALL INFORMATION

Management will be hosting a conference call for the investment community at 10:00 a.m. Eastern Time today, Tuesday, May 4, to discuss first quarter financial and operating results.

To participate in the live conference call by telephone, please dial 514-807-8791, 416-640-4127 or 800-814-4890. Individuals interested in listening to the conference call via the Internet may do so by visiting www.aeterna.com. A replay will be available on the Company's Web site for 30 days.

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc., along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company with an extensive product portfolio, including two marketed products and 14 other product candidates under development in oncology, endocrinology and infectious diseases. Cetrorelix (Cetrotide(R)) is sold in the U.S., Europe and several other countries to the in vitro fertilization market, and has positively completed six Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). Miltefosine (Impavido(R)) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Perifosine, the first orally-active AKT inhibitor, is in Phase II trials for multiple cancers. Several other clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partnerships. Furthermore, AEterna benefits from a discovery platform of 100,000 molecules, which is generating promising new compounds.

AEterna also owns 62% of its subsidiary Atrium Biotechnologies Inc. which develops and markets active ingredients and speciality fine chemicals in the health and personal care industry for the cosmetics, chemical, pharmaceutical and nutritional industries.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

CONTACTS:

AETERNA LABORATORIES
MEDIA RELATIONS                                     INVESTOR RELATIONS
Paul Burroughs                                      Jacques Raymond
(418) 652-8525 ext. 406                             (418) 652-8525 ext. 360
(418) 573-8982 cell.                                (514) 703-5654 cell.
paul.burroughs@aeterna.com                          jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS                             EUROPE
Lippert/Heilshorn & Associates                      Zentaris GmbH
Kim Golodetz                                        Mathias Pietras
(212) 838-3777                                      phone: + 49 69 42 602 3423
kgolodetz@lhai.com                                  mathias.pietras@zentaris.de

Attachment: Financial summary

AETERNA LABORATORIES INC. (TSX: AEL ; NASDAQ: AELA)
FINANCIAL SUMMARY
(in thousands of Canadian dollars, except share and per share data)


                                                                               THREE MONTHS ENDED
                                                                                      MARCH 31,
                                                                   ---------------------------------------
CONSOLIDATED RESULTS                                                      2004                    2003
Unaudited                                                                   $                       $
----------------------------------------------------------------------------------------------------------
REVENUES                                                                58,449                  40,813
                                                                   -------------            --------------
OPERATING EXPENSES
Cost of sales                                                           37,128                  23,220
Selling, general and administrative                                      9,621                   5,495
R&D costs, net of tax credits and grants                                 7,953                  10,916
Depreciation and amortization                                            2,163                   2,503
                                                                   -------------            --------------
                                                                        56,865                  42,134
                                                                   -------------            --------------
Operating income (loss)                                                  1,584                  (1,321)
Interest income                                                            494                     937
Interest and financial expenses                                         (1,637)                   (793)
Foreign exchange gain (loss)                                               417                    (387)
                                                                   -------------            --------------
INCOME (LOSS) BEFORE THE FOLLOWING ITEMS                                   858                  (1,564)
Current income taxes                                                    (2,424)                   (632)
Future income taxes                                                        784                  (1,869)
Non-controlling interest                                                (1,768)                   (825)
                                                                   -------------            --------------
NET LOSS FOR THE PERIOD                                                 (2,550)                 (4,890)
                                                                   -------------            --------------
                                                                   -------------            --------------
Basic and diluted net loss per share                                     (0.06)                  (0.12)
                                                                   -------------            --------------
                                                                   -------------            --------------
Weighted average number of shares                                   45,402,892              40,693,527
Issued and outstanding shares                                       45,440,242              40,693,527


                                                                       MARCH 31,            DECEMBER 31,
                                                                   ---------------------------------------
CONSOLIDATED BALANCE SHEETS                                              2004                   2003
                                                                           $                      $
----------------------------------------------------------------------------------------------------------
Cash and short-term investments                                        51,989                  64,367
Other current assets                                                   87,035                  70,278
                                                                   -------------            --------------
                                                                      139,024                 134,645
Long-term assets                                                      203,821                 161,134
                                                                   -------------            --------------
Total assets                                                          342,845                 295,779
                                                                   -------------            --------------
                                                                   -------------            --------------
Current liabilities                                                    73,575                  61,442
Deferred revenues                                                      13,600                  10,563
Convertible term loans and long-term debt                              69,773                  35,052
Other long-term liabilities                                            31,542                  32,649
Non-controlling interest                                               31,039                  29,952
                                                                   -------------            --------------
                                                                      219,529                 169,658
Shareholders' equity                                                  123,316                 126,121
                                                                   -------------            --------------
Total liabilities and shareholders' equity                            342,845                 295,779
                                                                   -------------            --------------
                                                                   -------------            --------------

                                 [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


            AETERNA LABORATORIES TO HOLD INVESTOR AND ANALYST DAY ON
                          MAY 17, 2004 IN NEW YORK CITY


 THE MEETING WILL BE HELD AT THE ST. REGIS HOTEL AND WILL START AT 1:15 P.M. EDT

QUEBEC CITY, CANADA, MAY 11, 2004 - AEterna Laboratories Inc. (TSX: AEL; Nasdaq:
AELA), along with its wholly-owned subsidiary Zentaris GmbH, today announced plans to host an Investor and Analyst Day on Monday, May 17, 2004 from 1:15 p.m.
- 4:00 p.m. EDT at the St. Regis Hotel in New York City. The event will include presentations from the Company management, who will provide a corporate overview and an update on the Company's broad product portfolio focused on oncology and endocrine therapy. In addition, several leading outside physician experts have been invited to speak about the opportunities for products currently under development, with a particular emphasis on perifosine, the Company's novel, first-in-class, oral AKT inhibitor for the treatment of cancer, and cetrorelix, an LHRH antagonist which recently completed a broad Phase II program in endometriosis, uterine myomas and benign prostatic hyperplasia.

An audio webcast of the Investor and Analyst Day presentations will be available live and may be accessed by visiting the Investors section of AEterna's website, www.aeterna.com. A replay will also be available at the same site.

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc., along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company focused in oncology and endocrine therapy. Its extensive portfolio, from drug discovery to marketed products, includes perifosine, an orally-active AKT inhibitor in several Phase II trials for multiple cancers, and cetrorelix, an LHRH antagonist already marketed for in vitro fertilization under the brand name Cetrotide(R), and also in advanced clinical development for the treatment of uterine myoma, endometriosis and enlarged prostate (BPH).

AEterna also owns 62% of its subsidiary Atrium Biotechnologies Inc. which develops and markets active ingredients and speciality fine chemicals in the health and personal care industry for the cosmetics, chemical, pharmaceutical and nutritional industries.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its website at www.aeterna.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS:

AETERNA LABORATORIES
MEDIA RELATIONS OR TO REGISTER FOR INVESTOR
AND ANALYST DAY EVENT:                              INVESTOR RELATIONS
Paul Burroughs                                      Jacques Raymond
(418) 652-8525 ext. 406                             (418) 652-8525 ext. 360
paul.burroughs@aeterna.com                          jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS                             EUROPE
Lippert/Heilshorn & Associates                      Zentaris GmbH
Kim Golodetz                                        Dr. Mathias Pietras
(212) 838-3777                                      phone: + 49 69 42 602 3423
kgolodetz@lhai.com                                  mathias.pietras@zentaris.de

                                 [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


         AETERNA/ZENTARIS TO PRESENT DETAILED POSITIVE PHASE II DATA ON
            CETRORELIX AND NEW PRECLINICAL DATA ON PERIFOSINE DURING
                   INVESTOR AND ANALYST DAY IN NEW YORK CITY


HEADLINE POSITIVE PHASE II DATA ON CETRORELIX WERE REPORTED ON APRIL 29, 2004, WITH ADDITIONAL DETAILED PHASE II DATA IN ENDOMETRIOSIS AND PRE-SURGICAL TREATMENT OF UTERINE MYOMAS TO BE PRESENTED AT THE 18TH WORLD CONGRESS OF THE INTERNATIONAL FEDERATION OF FERTILITY SOCIETIES (IFFS) ON MAY 23-28, 2004


QUEBEC CITY, CANADA, MAY 17, 2004 - AEterna Laboratories Inc. (TSX: AEL; Nasdaq:
AELA), along with its wholly-owned subsidiary Zentaris GmbH, today announced that it will present detailed positive Phase II data on cetrorelix, a luteinizing hormone-releasing hormone (LHRH) antagonist, in endometriosis and benign prostatic hyperplasia (BPH) during the Investor and Analyst Day being held in New York City today. These results will form the basis for further development of cetrorelix through collaboration with Solvay Pharmaceuticals, the Company's worldwide (ex-Japan) exclusive development and marketing partner. In addition, AEterna/Zentaris will present new encouraging preclinical data on perifosine, the Company's novel, first-in-class, oral AKT inhibitor, in combination with radiation therapy, supporting the ongoing clinical development of perifosine in combination with radiotherapy as a potential treatment for multiple types of cancer. AEterna/Zentaris plans to initiate Phase II trials of perifosine in combination with radiotherapy, through the ongoing collaboration with the Netherlands Cancer Institute of Amsterdam, after presenting Phase I results at the American Society of Clinical Oncology (ASCO) Annual Meeting in June 2004.

CETRORELIX IN ENDOMETRIOSIS

A total of three Phase II trials, of which one was double-blind and placebo-controlled, were conducted to evaluate different dosage regimens and formulations of cetrorelix in patients with endometriosis. Highly encouraging results were seen in the double-blind, placebo-controlled trial in two groups of 25 patients with endometriosis who received either placebo or depot formulation of cetrorelix by two intramuscular injections with a one-month interval. Assessment of pain (including dysmenorrhea, dyspareunia, and chronic pelvic pain), one of the main endometriosis-related symptoms, up to 24 weeks after the first injection, demonstrated that cetrorelix use was associated with a highly statistically significant (p= less than 0.001) improvement of pain score. Furthermore, therapeutic response associated with cetrorelix use was both rapid in onset (within four weeks) and durable, extending up to five months following cessation of cetrorelix administration. Importantly, clinical benefit seen with the use of cetrorelix was associated with only a slight and transient suppression of serum estrogen levels. Cetrorelix was well tolerated and was not associated with side effects, such as hormonal withdrawal symptoms seen during menopause.

The Company believes that Phase II data from this placebo-controlled trial, backed up by data from the two open-label, non-placebo controlled Phase II trials, indicate that cetrorelix, unlike currently used treatments for endometriosis such as LHRH agonists, is suitable for long-term use as an intermittent treatment for endometriosis.

Endometriosis is the growth of the endometrium, or the inside lining of the uterus, outside of the uterus and is dependent upon the level of estrogen. Endometriosis affects approximately 10% to 20% of women of child-bearing age, and there is still a high medical need for new treatments. The total market size in 2003 was estimated to be around US$800 million.

CETRORELIX IN BPH

Two placebo-controlled Phase II trials were conducted to evaluate the efficacy of cetrorelix, including durability of therapeutic response associated with cetrorelix use during a four-month post-injection follow-up period, in 250 patients with BPH.

In the first Phase II trial, patients with BPH received a single intramuscular injection of 30 mg or 60 mg of the same depot formulation of cetrorelix as that used in the placebo-controlled trial for endometriosis discussed above. In the second Phase II trial, patients received four weekly subcutaneous injections of 5 mg or 10 mg of a different formulation of cetrorelix. In both studies, the clinical effects were followed for four months after the last injection.

As early as one month following initiation of therapy, data from both trials demonstrated a dose-dependent improvement of clinical symptoms, including IPSS (International Prostate Symptom Score) and maximum uroflow in the cetrorelix treatment group in comparison with the placebo group. Importantly, the therapeutic response lasted three months following cessation of cetrorelix administration. In addition, the use of cetrorelix was associated with a slight reduction of prostate size. The clinical benefits seen with the use of cetrorelix were associated with a transient decrease of serum testosterone which never reached the castration level and thus did not have an adverse influence on sexual activity or libido.

Benign prostate hyperplasia is characterized by an abnormal, but not malignant, testosterone-mediated growth of prostate tissue. BPH is estimated to affect approximately 33 million men over 60 years of age. In 2004, the amount spent on drug treatment for this condition is expected to be around US$1.8 billion.

NEW PRECLINICAL DATA ON PERIFOSINE IN COMBINATION WITH RADIOTHERAPY

AEterna/Zentaris will also present new encouraging preclinical (IN VIVO) data on perifosine, the Company's novel, first-in-class, oral AKT inhibitor in combination with radiation therapy.

Mouse xenograft tumor models were used to evaluate the anti-tumor activity of oral administration of perifosine or radiation alone as compared to perifosine in combination with radiation. Whereas the use of either treatment modality alone only delayed tumor growth, the combination regimen with both treatments led to complete tumor regression.

The Company believes that these IN VIVO results support the ongoing clinical development of perifosine in combination with radiotherapy as a potential treatment for multiple types of cancer. Phase I data on perifosine in combination with radiation therapy will be presented at the American Society of Clinical Oncology (ASCO) Annual Meeting in June 2004.

AEterna/Zentaris plans to initiate Phase II trials of perifosine in combination with radiotherapy, through the ongoing collaboration with the Netherlands Cancer Institute of Amsterdam.

ADVANCEMENT OF TEVERELIX IN PHASE IIa TRIALS

Earlier today, Ardana Bioscience, the worldwide partner of AEterna/Zentaris for the development and marketing of teverelix, a LHRH antagonist, has separately announced the initiation of a Phase IIa trial for patients with prostate cancer, as well as the planned initiation of a new Phase IIa trial in patients with BPH to be started later this week. The advancement of teverelix into Phase IIa follows a recently completed Phase I trial which helped establish the dosage regimens necessary to achieve different levels of testosterone suppression.

AUDIO WEBCAST

An audio webcast of the Investor and Analyst Day presentations is available live and may be accessed by visiting the Investors section of AEterna's website, www.aeterna.com. A replay will also be available at the same site.

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc., along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company focused in oncology and endocrine therapy. Its extensive portfolio, from drug discovery to marketed products, includes perifosine, an orally-active AKT inhibitor in several Phase II trials for multiple cancers, and cetrorelix, an LHRH antagonist already marketed for IN VITRO fertilization under the brand name Cetrotide(R), and also in advanced clinical development for the treatment of uterine myoma, endometriosis and enlarged prostate (BPH).

AEterna also owns 62% of its subsidiary Atrium Biotechnologies Inc. which develops and markets active ingredients and speciality fine chemicals in the health and personal care industry for the cosmetics, chemical, pharmaceutical and nutritional industries.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its website at www.aeterna.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

CONTACTS:

AETERNA LABORATORIES
MEDIA RELATIONS                                     INVESTOR RELATIONS
Paul Burroughs                                      Jacques Raymond
(418) 652-8525 ext. 406                             (418) 652-8525 ext. 360
paul.burroughs@aeterna.com                          jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS                             EUROPE
Lippert/Heilshorn & Associates                      Zentaris GmbH
Kim Golodetz                                        Dr. Mathias Pietras
(212) 838-3777                                      phone: + 49 69 42 602 3423
kgolodetz@lhai.com                                  mathias.pietras@zentaris.de

                                 [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


               AETERNA LABORATORIES ADDED TO NASDAQ BIOTECH INDEX

QUEBEC CITY, CANADA, MAY 17, 2004 - AEterna Laboratories Inc. (TSX: AEL; Nasdaq:
AELA) today announced that it has been selected to be added to the NASDAQ Biotechnology Index (NBI) effective on Monday, May 24, 2004. All securities in the Index are listed on the NASDAQ National Market and meet minimum requirements, including market value and average daily share volume.

Launched in 1993, the NASDAQ Biotechnology Index consists of pharmaceutical and biotechnology companies as classified by the FTSE(TM) Global Classification System. The Index is ranked on a semi-annual basis in May and in November and serves as the basis for the Shares NASDAQ Biotechnology Index Fund(SM) (AMEX:
IBB). For more information about the NASDAQ Biotechnology Index, including eligibility criteria, visit www.nasdaq.com.
                            --------------

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc., along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company focused in oncology and endocrine therapy. Its extensive portfolio, from drug discovery to marketed products, includes perifosine, an orally-active AKT inhibitor in several Phase II trials for multiple cancers, and cetrorelix, an LHRH antagonist already marketed for IN VITRO fertilization under the brand name Cetrotide(R), and also in advanced clinical development for the treatment of uterine myoma, endometriosis and enlarged prostate (BPH).

AEterna also owns 62% of its subsidiary Atrium Biotechnologies Inc. which develops and markets active ingredients and speciality fine chemicals in the health and personal care industry for the cosmetics, chemical, pharmaceutical and nutritional industries.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its website at www.aeterna.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

CONTACTS:

AETERNA LABORATORIES
MEDIA RELATIONS                                     INVESTOR RELATIONS
Paul Burroughs                                      Jacques Raymond
(418) 652-8525 ext. 406                             (418) 652-8525 ext. 360
paul.burroughs@aeterna.com                          jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS                             EUROPE
Lippert/Heilshorn & Associates                      Zentaris GmbH
Kim Golodetz                                        Dr. Mathias Pietras
(212) 838-3777                                      phone: + 49 69 42 602 3423
kgolodetz@lhai.com                                  mathias.pietras@zentaris.de

                                 [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE



           AETERNA TO PRESENT AT UBS GLOBAL SPECIALTY PHARMACEUTICALS CONFERENCE MAY 24 AND ANNUAL SHAREHOLDER MEETING TO BE HELD MAY 26

QUEBEC CITY, CANADA, MAY 19, 2004 - AEterna Laboratories Inc. (TSX: AEL; Nasdaq:
AELA) announced today that Gilles Gagnon, President and Chief Executive Officer of the Company will present a corporate update at the UBS Global Specialty Pharmaceuticals Conference at 8:30 a.m. ET on Monday, May 24, 2004, which will be held at the Grand Hyatt Hotel in New York City.

To access the audio webcast of the UBS presentation, go to:

http://event.streamx.us/event/default.asp?event=ubs20040524 and find the Conferences link in the middle of the page. Follow the link for Webcast under the Global Specialty Pharmaceuticals Conference heading. You can also access this audio webcast on AEterna's website at www.aeterna.com. Replays will be
                                           ---------------
available the following business day for 30 days after the presentation at both web site addresses.

AEterna management also announced that its annual shareholder meeting will be held Wednesday, May 26 2004 at 10:30 a.m. in the Ovale room at the Ritz-Carlton Hotel in Montreal.

ABOUT AETERNA LABORATORIES INC.

AEterna Laboratories Inc., along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company focused in oncology and endocrine therapy. Its extensive portfolio, from drug discovery to marketed products, includes perifosine, an orally-active AKT inhibitor in several Phase II trials for multiple cancers, and cetrorelix, an LHRH antagonist already marketed for IN VITRO fertilization under the brand name Cetrotide(R), and also in advanced clinical development for the treatment of uterine myoma, endometriosis and enlarged prostate (BPH).

AEterna also owns 62% of its subsidiary Atrium Biotechnologies Inc. which develops and markets active ingredients and speciality fine chemicals in the health and personal care industry for the cosmetics, chemical, pharmaceutical and nutritional industries.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS:

MEDIA RELATIONS                                     INVESTOR RELATIONS
Paul Burroughs                                      Jacques Raymond
(418) 652-8525 ext. 406                             (418) 652-8525 ext. 360
paul.burroughs@aeterna.com                          jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS                             EUROPE
Lippert/Heilshorn & Associates                      Zentaris GmbH
Kim Golodetz                                        Matthias Seeber
(212) 838-3777                                      +49 69 42602 3425
kgolodetz@lhai.com                                  matthias.seeber@zentaris.de

                                 [AETERNA LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


              AETERNA/ZENTARIS TO PRESENT TODAY ADDITIONAL DETAILED
             POSITIVE PHASE II DATA ON CETRORELIX IN GYNECOLOGICAL
           INDICATIONS AT THE 18TH WORLD CONGRESS OF THE INTERNATIONAL
                    FEDERATION OF FERTILITY SOCIETIES (IFFS)



QUEBEC CITY, CANADA, MAY 25, 2004 - AEterna Laboratories Inc. (TSX: AEL; Nasdaq:
AELA), along with its wholly-owned subsidiary Zentaris GmbH, announced today that the Company will present further detailed positive Phase II data on cetrorelix, a luteinizing hormone-releasing hormone (LHRH) antagonist, in endometriosis and pre-surgical treatment of uterine myomas at today's session of the World Congress of the International Federation of Fertility Societies (IFFS) being held in Montreal. These results combined with those previously announced, will form the basis for further development of cetrorelix by Solvay Pharmaceuticals, the Company's worldwide (ex-Japan) exclusive development and marketing partner for this product candidate. In addition, this will trigger an undisclosed milestone payment by Solvay.

CETRORELIX IN ENDOMETRIOSIS

A total of three Phase II trials, of which one was double-blind and placebo-controlled, were conducted to evaluate different dosage regimens (weekly and monthly) and formulations (for intramuscular and subcutaneous administration) of cetrorelix in 150 patients with endometriosis.

Highly encouraging results, including highly statistically significant (p= less than 0.001) improvement of pain score, from the double-blind, placebo-controlled trial in two groups of 25 patients with endometriosis who received either placebo or depot formulation of cetrorelix by two intramuscular injections with a one-month interval were presented at the Company's Investor and Analyst Day held in New York City on May 17, 2004.

New data from an open-label Phase II trial evaluating three dosage regimens of weekly subcutaneous injections of cetrorelix in patients with endometriosis will be presented today at the IFFS meeting. Data from this trial demonstrated that the therapeutic response, namely a significant decrease in endometriosis-related symptoms, associated with the use of all three dosage regimens of cetrorelix was both rapid in onset (within four weeks after initiation of therapy) as well as durable, extending for at least two months following cessation of cetrorelix administration. Measurements of serum estrogen demonstrated that all dosage regimens of cetrorelix led to the suppression of the cycle-dependent hormone fluctuations, without leading to the pattern of hormonal withdrawal symptoms seen during menopause. Details on clinical responses according to dosage regimens will be presented during the Congress of the IFFS.

The Company believes that highly statistically significant Phase II data from this open-label trial, backed up by data from two other Phase II trials of which one was double-blind and placebo-controlled, support the long-term use of cetrorelix as an intermittent treatment for endometriosis, unlike currently used treatments for endometriosis such as LHRH agonists which are only suitable for short-term use.

Endometriosis is the growth of the endometrium, or the inside lining of the uterus, outside of the uterus and is dependent upon the level of estrogen. Endometriosis affects approximately 10% to 20% of women of child-bearing age, and there is still a high medical need for new treatments. The total market size in 2003 was estimated to be around US$800 million.

CETRORELIX IN PRE-SURGICAL TREATMENT OF UTERINE MYOMAS

Positive results from a double-blind, placebo-controlled, multi-center Phase II trial evaluating the subcutaneous formulation of cetrorelix, administered weekly for four weeks, as a pre-surgical treatment in 109 women with uterine myomas will also be presented today at the IFFS. Headline results from this trial were announced on April 29, 2004. In addition to evaluating the safety and tolerability of different doses of the new formulation, the trial also evaluated whether cetrorelix use could lead to the reduction of myoma and uterine volumes within a shorter treatment period than that normally required for LHRH agonists. Data from this trial demonstrated that cetrorelix use led to a reduction of myoma and uterine volumes after a one-month treatment period, which is significantly shorter than the 2-6 month treatment period typically required for LHRH agonists. The best response rate was obtained at a dose of 10 mg cetrorelix per week. Cetrorelix use did not lead to chemical castration.

Uterine myoma is a benign tumor of the uterus composed of muscle tissue. The growth of uterine myomas depends on the level of estrogen. Approximately 15% of all women of child-bearing age have uterine myomas. It is estimated that annually more than US$150 million are spent on drug treatment.

ABOUT AETERNA LABORATORIES

AEterna Laboratories Inc., along with its wholly-owned subsidiary Zentaris GmbH, is a biopharmaceutical company focused in oncology and endocrine therapy. Its extensive portfolio, from drug discovery to marketed products, includes perifosine, an orally-active AKT inhibitor in several Phase II trials for multiple cancers, and cetrorelix, an LHRH antagonist already marketed for IN VITRO fertilization under the brand name Cetrotide(R), and also in advanced clinical development for the treatment of uterine myoma, endometriosis and benign prostatic hyperplasia (BPH).

AEterna also owns 62% of its subsidiary Atrium Biotechnologies Inc. which develops and markets active ingredients and speciality fine chemicals in the health and personal care industry for the cosmetics, chemical, pharmaceutical and nutritional industries.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA). News releases and additional information about AEterna are available on its website at www.aeterna.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS:

AETERNA LABORATORIES
MEDIA RELATIONS                                     INVESTOR RELATIONS
Paul Burroughs                                      Jacques Raymond
(418) 652-8525 ext. 406                             (418) 652-8525 ext. 360
paul.burroughs@aeterna.com                          jacques.raymond@aeterna.com

U.S. INVESTOR RELATIONS                             EUROPE
Lippert/Heilshorn & Associates                      Zentaris GmbH
Kim Golodetz                                        Dr. Mathias Pietras
(212) 838-3777                                      phone: + 49 69 42 602 3423
kgolodetz@lhai.com                                  mathias.pietras@zentaris.de

AETERNA ZENTARIS INC.
1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5                                            Quebec
T 418 652-8525 F 418 652-0881               AEterna Zentaris           Frankfurt


                                                                   PRESS RELEASE
                                                           For immediate release



           AETERNA LABORATORIES HOLDS 2004 ANNUAL SHAREHOLDER MEETING
             AND ANNOUNCES COMPANY NAME CHANGE TO AETERNA ZENTARIS

ALL AMOUNTS ARE IN CANADIAN DOLLARS

MONTREAL, QUEBEC, MAY 26, 2004 - At the Annual Shareholder Meeting today, Gilles Gagnon, President and Chief Executive Officer of AEterna Laboratories Inc. (TSX:
AEL, NASDAQ: AELA) unveiled the Company's new corporate name, AEterna Zentaris Inc., as approved by shareholders. In conjunction with the name change, the Company's TSX and NASDAQ ticker symbols will be changed in the near future to AEZ and AEZS, respectively. As of today, its new corporate website address is www.aeternazentaris.com.
-----------------------

2003 AND YEAR-TO-DATE 2004 HIGHLIGHTS

During the Annual Shareholder Meeting, Gilles Gagnon discussed the Company's achievements in 2003 and year-to-date 2004. "The year 2003 was exciting but challenging where we had to successfully integrate our two companies on one hand while on the other hand, Neovastat failed in reaching the primary end point in its phase III renal cell carcinoma trial. Today, I am very pleased with the turnaround of our Company with the focus that has shifted on two compounds coming from the Zentaris portfolio, perifosine and cetrorelix. These products now form the basis for the establishment of our company as a significant player in oncology and endocrinology. In that respect, the new identity AEterna Zentaris better reflects our Company's evolution. Our corporate vision is to become an international biopharmaceutical company. We are confident that at AEterna Zentaris, we are well positioned to continue to build value for our shareholders by pursuing a strategic growth plan based on aggressive advancement of our clinical development programs and the continued growth of our subsidiary Atrium," said Gilles Gagnon.

Dr. Jurgen Engel, Executive Vice President Global R&D and Chief Operating Officer of AEterna Zentaris further commented that in 2004, the Company plans to focus its efforts on the advancement of its clinical pipeline, with a particular emphasis on perifosine and cetrorelix, but also on bringing additional innovative preclinical products to the clinical stage. "Considering the scope and breadth of our product portfolio and the strength of our international partnership network, we are confident that AEterna Zentaris is well positioned to pursue its growth in 2004 and beyond," concluded Dr. Engel.

OUTLOOK 2004

The Company's specific goals for 2004 include:

o Present Phase I data on perifosine in combination with radiotherapy at ASCO, June 04
o Report preliminary Phase II data on perifosine from multiple North American trials 2H 04
o    Initiate Phase II combination trials with perifosine
o    Develop new perifosine analogs

o    Advance one or more preclinical compounds into Phase I trials
o    Initiate pivotal program on cetrorelix with Solvay
o Receive marketing approval for Cetrotide(R) (cetrorelix) in Japan for in VITRO fertilization

FINANCIAL POSITION

"With our marketed products, strategic partners, innovative pipeline and our subsidiary Atrium, we believe we can offer our investors a unique value proposition. Our cash position now stands at nearly $52 million and we expect to become cash-flow positive in 2004," commented Dennis Turpin, Vice President and Chief Financial Officer.

APPOINTMENT TO MANAGEMENT TEAM

In addition to his current function as Medical Director at AEterna Zentaris' subsidiary in Germany, Dr. Manfred Peukert, MD was appointed Vice President, Medical Affairs. Dr. Peukert is a seasoned executive who spent more than 30 years in the pharmaceutical industry. He joined Asta Medica in 1976 where he held several executive positions up to Global Head of Medical Research activities. He has a broad experience in many therapeutic areas with a specific expertise in the management of medical research projects in oncology and endocrinology.


SHAREHOLDER MEETING HIGHLIGHTS

CORPORATE NAME CHANGE
o    AEterna Laboratories Inc. changes its name to AEterna Zentaris Inc.

MARKETED PRODUCTS
o Cetrotide(R) (cetrorelix) - Signed long-term deal with Serono for IN VITRO fertilization
o Impavido(R) (miltefosine) - Launched in India for visceral leishmaniasis (black fever)

CLINICAL
o Cetrorelix - Completed six positive Phase II trials in three indications: endometriosis, uterine myomas and benign prostatic hyperplasia (BPH)
o    Perifosine - Advanced to nine Phase II trials (NCI) in multiple cancers
o    D-63153 - Progressed in Phase II trial for prostate cancer
o    Teverelix - Initiation of Phase IIa trials in prostate cancer and BPH

PRECLINICAL
o    LHRH peptidomimetic (oral) - Partnered with Solvay
o    GH secretagogue - Advanced to Phase I trial
o    AN series cytotoxic conjugates - Progressed in preclinical studies
o    Tubulin inhibitors - Progressed in preclinical studies

SHAREHOLDER RIGHTS PLAN
o    The proposed shareholder rights plan has been approved by shareholders

SUBSIDIARY ATRIUM
o    Atrium sales of $120.3 million and operating income of $14.4 million in
     2003
o    Strong internal and acquisition driven growth
        o    Chimiray/Interchemical (France)
        o    Siricie S.A. (France)
        o    Pure Encapsulations Inc. (United States)


ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a biopharmaceutical company focused in oncology and endocrine therapy. Its extensive portfolio, from drug discovery to marketed products, includes perifosine, an orally-active AKT inhibitor in several Phase II trials for multiple cancers, and cetrorelix, an LHRH antagonist already marketed for IN VITRO fertilization under the brand name Cetrotide(R), and also in advanced clinical development for the treatment of uterine myoma, endometriosis and benign prostatic hyperplasia (BPH).

AEterna Zentaris owns 100% of Zentaris GmbH in Germany. It also owns 62% of Atrium Biotechnologies Inc., which develops, distributes and markets active ingredients, speciality fine chemicals, cosmetic and nutritional products for the cosmetics, chemical, pharmaceutical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its new Web site www.aeternazentaris.com.
                 -----------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS:

MEDIA RELATIONS                              INVESTOR RELATIONS
Paul Burroughs                               Jacques Raymond
(418) 652-8525 ext. 406                      (418) 652-8525 ext. 360
paul.burroughs@aeternazentaris.com           jacques.raymond@aeternazentaris.com

U.S. INVESTOR RELATIONS                      EUROPE
Lippert/Heilshorn & Associates               Matthias Seeber
Kim Golodetz                                 +49 69 42602 3425
(212) 838-3777                               matthias.seeber@zentaris.de
kgolodetz@lhai.com

                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                AETERNA LABORATORIES INC.


DATE:  JULY 6, 2004             By:  /s/ Mario Paradis
-------------------                 --------------------------------------------
                                Mario Paradis
                                Senior Director, Finance and Corporate Secretary